SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

AltiGen Communications, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

 (Title of Class of Securities)

021489109

 (CUSIP Number)

Mr. Eric D. Wanger
c/o Wanger Investment Management, Inc.
401 North Michigan Avenue, Suite 1301
Chicago, Illinois 60611
(312) 245-8000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2009

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

1. Names of Reporting Person Wanger Investment Management, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Illinois
7. Sole Voting Power 0
Number of Shares Beneficially Owned by	8. Shared Voting Power 1,618,617
Each Reporting Person With	9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,618,617
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,618,617
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 10.1%
14. Type of Reporting Person (See Instructions) IA CO

1. Names of Reporting Person Wanger Long Term Opportunity Fund II, LP
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
7. Sole Voting Power 0
Number of Shares Beneficially Owned by	8. Shared Voting Power 1,618,617
Each Reporting Person With	9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,618,617
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,618,617
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 10.1%
14. Type of Reporting Person (See Instructions) OO PN

1. Names of Reporting Person WLTOF GP LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
7. Sole Voting Power 0
Number of Shares Beneficially Owned by	8. Shared Voting Power 1,618,617
Each Reporting Person With	9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,618,617
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,618,617
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 10.1%
14. Type of Reporting Person (See Instructions) HC

1. Names of Reporting Person Eric D. Wanger
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization USA
7. Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person With	8. Shared Voting Power 1,618,617
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,618,617
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,618,617
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 10.1%
14. Type of Reporting Person (See Instructions) IN

Explanatory Note:

Wanger Long Term Opportunity Fund II, LP (“WLTOF”), Wanger Investment Management, Inc. (“WIM”), WLTOF GP LLC (“GP”) and Mr. Eric D. Wanger (“Mr. Wanger”)(collectively, the “Reporting Persons”) filed a beneficial ownership report with respect to the common stock of AltiGen Communications, Inc., a Delaware corporation (the “Issuer”), on a Schedule 13D/A filed on December 12, 2008 and amended as of January 8, 2009, May 18, 2009, May 19, 2009 and June 4, 2009 (as amended, the “Existing Schedule 13D”).  This Schedule 13D/A amends and restates the Existing Schedule 13D for the purpose of reporting a material change in the plans and intentions of the Reporting Persons.

Item 1. Security and Issuer.

This statement relates to the common stock, $.001 par value per share (the “Common Stock”) of the Issuer, whose principal executive offices are located at 410 East Plumeria Drive, San Jose, CA 95134.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by WIM, WLTOF, GP and Mr. Wanger (together, the “Reporting Persons.”)

A.	Wanger Investment Management, Inc.
	(i)	Name of Person Filing:	Wanger Investment Management, Inc. (“WIM”)

	(ii)	Organization:	Delaware limited liability company

	(iii)	Principal Business:	Investment management / registered investment adviser

	(iv)	Address of Principal Office:	401 North Michigan Avenue, Suite 1301 Chicago, Illinois 60611

	(v)	Prior Criminal Convictions:	None

	(vi)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

B.	Wanger Long Term Opportunity Fund II, LP
	(i)	Name of Person Filing:	Wanger Long Term Opportunity Fund II, LP (“WLTOF”)

	(ii)	Organization:	Delaware limited partnership

	(iii)	Principal Business:	Private investment fund

	(iv)	Address of Principal Office:	401 North Michigan Avenue, Suite 1301 Chicago, Illinois 60611

	(v)	Prior Criminal Convictions:	None

	(vi)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

C.	WLTOF GP LLC
	(i)	Name of Person Filing:	WLTOF GP LLC (“GP”)

	(ii)	Organization:	Delaware limited liability company

	(iii)	Principal Business:	General partner of private investment fund

	(iv)	Address of Principal Office:	401 North Michigan Avenue, Suite 1301 Chicago, Illinois 60611

	(v)	Prior Criminal Convictions:	None

	(vi)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

D.	Eric D. Wanger
	(i)	Name of Person Filing:	Eric D. Wanger (“Mr. Wanger”)

	(ii)	Residence or Business Address:	401 North Michigan Avenue, Suite 1301 Chicago, Illinois 60611

	(iii)	Present Occupation:	Investment management

	(iv)	Prior Criminal Convictions:	None

	(v)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

	(vi)	Citizenship:	United States of America

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported in this Schedule 13D were purchased by WLTOF in the open market at then-prevailing market prices.  WLTOF’s funds used to acquire shares of Common Stock were drawn from its working capital.

Item 4. Purpose of Transaction.

The acquisitions of shares of Common Stock by the Reporting Persons reported herein were effected for the purpose of investing in the Issuer.  The Reporting Persons continue to review their investments in the Common Stock and, from time to time, depending upon certain factors, including without limitation, the financial performance of the Issuer, the availability and price of shares of Common Stock and other general and market conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock or may dispose of all or a portion of the Common Stock now beneficially owned or hereafter acquired.

Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer.

(a)          To the knowledge of the Reporting Persons, there were 15,960,614 shares of Common Stock outstanding as of October 20, 2009, based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. The Reporting Persons beneficially own 1,618,617 shares of Common Stock.  Based upon the foregoing, the 1,618,617 shares reported herein as beneficially owned by the Reporting Persons constitute 10.1% of the outstanding shares of Common Stock.  Such shares consist of 1,618,617 shares of Common Stock held of record by WLTOF.

 (b)           WLTOF has shared voting and dispositive power with respect to, and is the record owner of, 1,618,617 shares of Common Stock and accordingly is deemed to be the beneficial owner of such Common Stock for purposes of Section 13(d) of the Act.

WIM is a registered investment adviser and manages investment portfolios for clients including WLTOF.  In that capacity, WIM has shared voting and dispositive power over the Common Stock held by WLTOF and accordingly is deemed to be the beneficial owner of such Common Stock for purposes of Section 13(d) of the Act.   Except for such deemed beneficial ownership, WIM does not own any Common Stock or other equity securities of the Issuer.  WIM disclaims beneficial ownership of the shares of Common Stock reported hereunder.

GP is the general partner of WLTOF.  In that capacity, GP has shared voting and dispositive power over the Common Stock held by WLTOF and accordingly is deemed to be the beneficial owner of the 1,618,617 shares of Common Stock beneficially owned by WLTOF, for purposes of Section 13(d) of the Act.  Except for such deemed beneficial ownership, GP does not own any Common Stock or other equity securities of the Issuer.  GP disclaims beneficial ownership of the shares of Common Stock reported hereunder, except to the extent of its beneficial interest in WLTOF.

Mr. Wanger is the President of WIM and the managing member of GP.  In those capacities, Mr. Wanger has shared voting and dispositive power over the Common Stock held by WLTOF and accordingly, is deemed to be the beneficial owner of the 1,618,617 shares of Common Stock beneficially owned by WLTOF, for purposes of Section 13(d) of the Act.  Mr. Wanger disclaims beneficial ownership of the shares of Common Stock reported hereunder, except to the extent of his beneficial interest in WLTOF.

Except as set forth below, as of the date hereof, none of the Reporting Persons beneficially owns any shares of Common Stock other than the shares beneficially owned by the Reporting Persons and reported herein.

(c)          With the exception of the contribution of 37,344 shares of Common Stock held by Mr. Wanger to WLTOF  on June 25, 2009, since the filing of the Reporting Persons’ last Schedule 13D/A on June 9, 2009, no transactions in the Common Stock were effected by the Reporting Persons, other than the following open-market transactions by WLTOF:

Date	Transaction	Shares	Price Per Share
June 18, 2009	purchase	3,460	$0.70
June 30, 2009	purchase	4,595	$0.72
September 25, 2009	sale	180,000	$1.03

(d)          No persons other than the Reporting Persons have the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.  Each of the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of, such Common Stock only to the extent of its beneficial interest in such shares of Common Stock.

(e)          Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein with respect to (a) WIM’s investment advisory relationship with WLTOF, and (b) Mr. Wanger’s participation in the management of WIM, GP, and WLTOF, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1            Joint Filing Agreement by and among the Reporting Persons dated as of October 20, 2009

[SIGNATURE PAGE FOLLOWS]

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 20, 2009

WANGER INVESTMENT MANAGEMENT, INC.

By:	/s/ Eric D. Wanger
Name:	Eric D. Wanger
Title:	President

WANGER LONG TERM OPPORTUNITY FUND II, LP

By:	WLTOF GP LLC
Title:	General Partner

	By:	/s/ Eric D. Wanger
	Name:	Eric D. Wanger
	Title:	Managing Member

WLTOF GP LLC

By:	/s/ Eric D. Wanger
Name:	Eric D. Wanger
Title:	Managing Member

/s/ Eric D. Wanger
ERIC D. WANGER, individually